EXHIBIT 99.1

Crucell Acquires ChromaGenics to Strengthen its Strategic Position in Protein Production Technology

Leiden, The Netherlands, March 11 , 2004 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced that today it shall complete the acquisition of the outstanding capital stock of privately held ChromaGenics B.V., a biotechnology company based in Amsterdam, the Netherlands. ChromaGenics B.V. was founded by UvA Holding B.V., Dr. Arie Otte, and Dr. Niek Roosdorp as a spin-off company of the University of Amsterdam. It is focused on (epi-)genetic discoveries relevant to recombinant DNA protein production in mammalian cells. Dr. Arie Otte discovered genetic elements (STAR(TM) elements) that are of particular importance to stable and 'high-yield' gene expression. The STAR(TM) technology is particularly useful for the production of recombinant human antibodies. Crucell will make an up front cash payment as well as additional, deferred consideration subject to the achievement of future revenues.

"ChromaGenics' STAR(TM) technology involves higher-order gene regulation mechanisms and thereby has the potential to take biopharmaceutical production technology to a higher level of sophistication," says Ronald Brus, Chief Executive Officer of Crucell. "The potentially broad applicability of the STAR(TM) technology may lead to early additional licensing revenues for Crucell." Jaap Goudsmit, Chief Scientific Officer of Crucell, adds "We believe that ChromaGenics' STAR(TM) Technology will reduce the cost of industrial scale production of proteins and antibodies, to levels otherwise difficult to achieve."

Dr. Arie Otte, the discoverer of the STAR(TM) technology (Nature Biotechnology 2003 May, 21 (5)) will join Crucell part time as Director Epigenetics Technology, and five of his team will join Crucell fulltime.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biologicals. The company licenses this PER.C6(TM) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com (http://www.crucell.com/).

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Manager Investor Relations
Tel +31-(0) 71-524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com